

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2024

Ryan D. Faber
Chief Executive Officer
Bloom HoldCo LLC
1000 Brickell Avenue, Suite 715
Miami, FL 33131

> **Re: Bloom HoldCo LLC**
> **Registration Statement on Form 10-12G**
> **Filed June 5, 2023**
> **File No. 000-56556**

Dear Ryan D. Faber:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Crypto Assets